Oxiana
LIMITED

3 August 2007

07025947

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 July 2007 – 31 July 2007, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

PROCESSED
AUG 1 5 2007
THOMSON
FINANCIAL

pp **Nathan Johnson**
Assistant Company Secretary

Enc

BRANDRILL LIMITED
A.C.N. 061 845 529

27 Quill Way
Henderson Western Australia 6166
Telephone: +61 (08) 9494 6500
Facsimile: +61 (08) 9494 6501
E-mail: corpinfo@brandrill.com
Website: www.brandrill.com

Stock Exchange Announcement **5 July 2007**

BRANDRILL MARKET UPDATE

Brandrill is pleased to announce it has secured two important contracts. Brandrill has been nominated to provide blast hole drilling services to Thiess Pty Ltd at Oxiana's world class Prominent Hill copper-gold mine in South Australia. This 57 month contract is subject to documentation and has an approximate value of $60 million. The contract will commence on 1 December 2007.

Brandrill has also been awarded by BGC Contracting the contract to provide blast hole drilling services at Portman Iron Ore Limited operations at Koolyanobbing, Windarling and Mt Jackson. This 12 month contract commences on 1 September 2007 and is also subject to documentation. The contract has an approximate value of $16 million and continues Brandrill's long association at these sites.

Brandrill's Managing Director, Ken Perry, said "It is very pleasing to maintain our relations with Portman operations with BGC, the new mining contractors, and we are enthusiastic about our new opportunity with Thiess at Prominent Hill".

Brandrill will meet its previously advised target of a pre-tax profit of $9-10 million for the year ending 30 June 2007 and is looking forward to continuing the growth of the drill and blast business in 2007-08.

For further information: *Mr Ken Perry, Managing Director*

apex

ASX/MEDIA ANNOUNCEMENT **9th JULY 2007**

WILUNA GOLD EXPLORATION UPDATE

FURTHER EXPLORATION AND INFILL DRILLING SUCCESS AT WILUNA

Apex Minerals NL **(ASX:AXM)** is pleased to announce further successful drilling results from the Wiluna gold mine in Western Australia. Exploration, extension and definition drilling is progressing on several fronts.

Under the terms of the Wiluna purchase agreement (announced to the market on 20th June 2007), Oxiana is continuing with underground exploration and development activities on Apex's behalf (funded by Apex), utilising the existing underground drilling and mining crews prior to formal handover of the site on 1st August 2007

Assays have been received for a further eleven intersections obtained from holes drilled during June (Table 1 & 2) and resource infill, extension and exploration drilling is continuing on the 50 Surface (Calais 50 Lens and Henry5 Footwall Lens) and 100 Surface (Calais 100 Lens, Henry5 and Henry5 North zones). Drilling continues to intersect mineralisation beyond the 1st June 2007 resource model limits in most zones of the 50 and 100 Surfaces, and continues to provide closer spaced data required to upgrade the resource classification from Inferred to Indicated (Figs. 1, 2 & 3). Better results include:

- **18.0m (est. 9.0m true width) @ 10.2g/t** in CADH612 at Calais South, some 75m below the previously reported CADH610 intercept (of 8.8m true width @ 6.4g/t) and 25m below the Calais 50 Lens South resource boundary (Fig. 2).
- **5.5m (est. 4.8m true width) @ 6.7g/t** in CADH630, within the Calais 100 Lens resource (Fig. 3).
- **5.0m (est. 4.3m true width) @ 6.8g/t** in CADH631, on the fringe of the Calais 50 Lens (Fig.2).
- **2.2m (est. 1.6m true width) @ 20.5g/t** in CADH631, within the Calais 100 Lens resource (Fig. 3).

These results indicate that the Calais 50 Lens South remains open down plunge to the south, and the Henry5 North target is also open both up and down plunge. Both of these zones have the potential to be major mineralised positions. In addition, the Calais Lens and the Henry5 Lens remain open down dip.

Drilling will continue to extend and infill these areas over the coming months. Additional targets such as the Brothers Reef, Scroop and Crispin targets will be tested as new drilling positions become available.

Apex's Exploration Director, Dr. Mark Bennett, said these results continue to reaffirm the Company's view that there is considerable potential to substantially increase the resource inventory at Wiluna.

"Exploration drilling at Wiluna is continuing to define additional mineralisation, with the Calais South and Henry5 North zones looking particularly encouraging.

Drilling has also commenced at Gidgee and Aphrodite, and results from this are expected over the next few weeks" he said.

Assays are awaited for a further seven holes andfurther updates will be provided as results come to hand.

Mark Ashley

Managing Director

Contact: Office - +61 (0)8 6311 5555 Mobile - +61 (0)411470104

The information in this report that relates to Exploration Results at Wiluna is based on information compiled by Dr. Mark Bennett and Mr. Andrew Thompson, who are employees of the company. Dr. Bennett and Mr. Thompson are Members of the Australasian Institute of Mining and Metallurgy and have sufficient experience of relevance to the styles of mineralisation and the types of deposits under consideration, and to the activities undertaken, to qualify as a Competent Persons as defined in the 2004 Edition of the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Dr. Bennett and Mr. Thompson consent to the inclusion in this report of the matters based on information in the form and context in which it appears.

The information in this report that relates specifically to Mineral Resources at Wiluna is based on information compiled by Paul Tan, who is a full time employee of Oxiana. Mr. Tan has sufficient experience of relevance to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a competent person as defined in the 2004 Edition of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr. Tan consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

Table 1. New drilling results – Wiluna East Lode 50 Surface: Calais Lens 50, Calais Lens 50 South & Henry5 F/W.

Hole Id	From	To	Lens	Downhole Length	True Width	Grade g/t Au	Location
CADH611	199.8	200.6	Calais Lens 50 S	0.8	0.6	19.0	On fringe of defined resource
CADH612	226.0	244.0	Calais Lens 50 S	18.0	9.0	10.2	25m beneath defined resource
CADH630	88.0	90.0	Calais Lens 50	2.0	1.7	13.4	
CADH631	79.0	84.0	Calais Lens 50	5.0	4.3	6.8	On fringe of defined resource
CADH571	537.0	546.0	Henry5 F/W	9.0	4.5	3.7	

Table 2. New drilling results – Wiluna East Lode 100 Surface: Calais Lens 100, Henry5 & Henry5 North.

Hole Id	From	To	Lens	Downhole Length	True Width	Grade g/t Au	Location
CADH611	72.6	75.6	Calais Lens 100	3.0	2.1	6.6	80m Sth of defined resource
CADH612	70.0	73.0	Calais Lens 100	3.0	2.1	13.0	
CADH630	25.5	31.0	Calais Lens 100	5.5	4.8	6.7	
CADH631	48.8	51.0	Calais Lens 100	2.2	1.6	20.5	Infill hole within defined resource
CADH571	475.0	480.0	Henry5	5.0	2.5	1.1	Infill hole within defined resource
WDH1128	291.0	291.3	Henry5 North	0.3	0.3	5.5	On fringe of defined resource

Figure 1. Plan of central Wiluna leases showing pits, resources and initial targets.


WILUNA OPERATIONS
PITS, RESOURCES AND TARGETS
224000 mE
225000 mE
226000 mE
7054000 mN
7053000 mN
7052000 mN
Tenements
Previously mined pits
Resource (Projected to Surface)
NORTH
0
250
500
Metres
Scale: 1:15,000
Moonlight
Adelaide
Bulletin
Henry5 North
Crispin Target
Happy Jack
Scroop Target
Henry5
Calais
West Lode
East Lode
LOCALITY INSET
Darwin
Broome
Halls Creek
Western Australia
Wiluna
Leonora
Kalgoorlie
Perth
Esperance
Geological Legend
Fault - observed / confident
Lithological boundary
Lithological boundary - interpreted
Quartz vein
Dolerite dyke
Tholeiitic basalt
High magnesium (komatiitic) basalt
Dolerite, some gabbroids
Felsic to intermediate volcanics
Author : Mark Bennett
Drawn : Shane Taylor
Date : 06/07/2007
Scale : 1:15,000
Projection: MGA Zone 51 (GDA 94)
File Name : WL_07005_zoom

Figure 2. Long projection of East Lode 50 Lens showing Calais 50 Lens, Calais South & Henry5 Footwall zones, with true width gram-metre contours and new drill intercepts.


Apex Minerals NL
Calais Lens 50 / Henry 5 Footwall Long Projection
Gram metre contours (True width)
64g/t Au
32g/t Au
16g/t Au
8g/t Au
4g/t Au
New intersections (Approximate true width)
Selected previous intersections (True width)
Assays awaited
Mine development
Stopes
Resource
0
50
100
Metres
900mRL
800mRL
700mRL
600mRL
500mRL
400mRL
GDH519 2.85m @ 5.7g/t
CADH184 4.52m @ 12.5g/t
CADH279 6.26m @ 6.6g/t
CADH312 6.06m @ 11.2g/t
CADH52 6.29m @ 9.3g/t
CADH259 2.55m @ 14.9g/t
CADH610 8.8m @ 6.4g/t
CADH321 2.24m @ 5.7g/t
CADH377 15.25m @ 9.1g/t
CADH631 4.3m @ 6.9g/t
To be stoped by 31/07/2007
CADH551 6.66m @ 7.3g/t
CADH630 1.7m @ 13.4g/t
CADH611 0.6m @ 19.0g/t
CADH567 2.3m @ 13.6g/t
CADH331 3.46m @ 6.2g/t
CADH612 9.0m @ 10.2g/t
CADH420 4.6m @ 7.9g/t
CADH628a 4.2m @ 12.1g/t
CADH570 3.5m @ 13.5g/t
WDH1024 5.66m @ 4.2g/t
CADH575 1.9m @ 4.7g/t
CADH571 4.5m @ 3.7g/t
Author Mark Bennett
Drawn : Shane Taylor
Date 25/06/2007
Scale
Projection. Mine Grid
File Name . WL_07007_Lens50_06July07

Oxiana
LIMITED

Quarterly Report

for the three months ending 30 June 2007

Highlights

	Jun Qtr 07	YTD
Gold produced at Sepon	25,791oz	59,438oz
Gold produced at Golden Grove	15,619oz	28,370oz
Silver produced at Sepon	47,681oz	107,906oz
Silver produced at Golden Grove	858,753oz	1,369,920oz
Average received gold Price	US$663/oz	US$657/oz
Copper produced at Sepon	16,271t	30,098t
Copper produced at Golden Grove	4,731t	12,028t
Average LME Cash Copper Price	US$3.47/lb	US$2.91/lb
Zinc produced at Golden Grove	36,675t	61,189t
Average LME Cash Zinc Price	US$1.66/lb	US$1.64/lb

- **Group production and costs on track to meet annual forecast.**
- **Prominent Hill remains on schedule for 2008 production.**
- **Exploration success continues at Sepon, Golden Grove and Prominent Hill.**

Sepon Copper

- Copper production was higher at 16,271t.
- Resource evaluation commenced at the Pha Bing prospect following discovery of high grade copper mineralisation including **38m at 8.1% Cu** and **25m at 3.3% Cu.**

Sepon Gold

- Production of 25,791oz of gold.
- Exploration results from the Houay Yeng prospect included **43.8m at 8.7g/t Au** and **23m at 15.9g/t Au.** Resource modelling is underway.

Golden Grove

- Mainly a zinc production quarter at Golden Grove with 36,675t zinc produced.
- High grade zinc and copper mineralisation continues to be discovered beneath the Xantho and Scuddles deposits, with results including **65.3m at 7.4% Cu** and **29.4m at 19.5% Zn.**

Prominent Hill

- Development of the Prominent Hill copper-gold project remained on schedule.
- Mineralisation has shown continuity over more than 1km, with recent results including **86m at 1.7% Cu, 23m at 2.5% Cu, 23m at 1.9%Cu** and **47m at 3.2g/t Au.**
- Contracts awarded for transport of Prominent Hill concentrates to the Port of Darwin for export.

Corporate

- A new US$525m syndicated bank facility has been established.
- The Wiluna gold mine sold to Apex Minerals NL.
- Oxiana's Half Year Financial Results are to be announced on 23 August 2007.

Owen L. Hegarty
Managing Director and CEO
18th July 2007

Oxiana LIMITED



Din Daeng 5 Km
Discovery Colluvial
Discovery Main
Luang
Discovery West
Discovery East
Khanong
Thengkham North
Dankoy
Houay Hai
Ban Mai
Pha Bing
Pha Vat North
Pha Vat
Pha Vat West
Thengkham SW
Thengkham South
Houay Yeng
Songkham
Nalou
Namkok West
Namkok East
Gold and Copper Plants
Vang Ngang
Houay Bang
Nam Pa
Houay Payee
Phu Xo
Gold Resource
Copper Resource
Gold Prospect
Copper Prospect

Figure 1. Sepon gold and copper operation. Location of pits, resources and prospects.

Sepon

Safety

There were 11 Total Recordable Injuries, including 1 Lost Time Injury in this quarter, resulting in a 12 month rolling LTIFR of 0.27 and a TRIFR of 3.01.

Sepon - Copper

Mining and Production

Mining was in line with plan for the period with 502,769 of ore recovered, benefiting from a lower stripping ratio of 1.6:1.

Ore processed was up on the previous quarter with a total of 315,968t milled at an average head grade of 5.54%. Production was higher at 16,271t of copper cathode for the quarter.

A planned 5-day maintenance shutdown was successfully conducted in May.

Quarterly Copper Production Statistics
Table 1

	Units	June Qtr 2007	YTD
Ore Mined	t	502,769	1,125,527
Grade	%	5.4	5.3
Strip Ratio	w/o	1.6	2.4
Ore Milled	t	315,968	599,575
Grade	%	5.5	5.5
Recovery	%	90.0	90.7
Production (Stripped)	t	16,271	30,098
Cathode Sold	t	15,985	29,816

Costs

Direct cash costs of copper production were in line with forecast at US$65c/lb.

The average London Metal Exchange price received for cathode was US$3.47/lb.

Quarterly Sepon Copper Costs
Table 2

All USc / lb*	June Qtr 2007	YTD
Direct Cash Costs	65	66
Market Premium	(4)	(4)
Royalties	15	13
Total Cash Costs	76	75
Depreciation & Amortisation	17	17
Rehabilitation	1	0
Total Production Costs	94	92

* Figures may not always add due to rounding

Sepon Copper Expansion

Work on the Sepon copper expansion feasibility study progressed during the quarter. Resource drilling at Thengkham was completed for the purposes of the study. Findings of the overall study are due at the end of the third quarter.

Work on the second autoclave project progressed according to plan to allow project commissioning in the first quarter of 2009.

Sepon Copper Exploration

Exploration around known resources and at greenfields prospects continues to deliver significant new copper mineralisation.

Drilling with six rigs continued resource evaluation at the Thengkham North and South copper deposits. Significant results defining high grade mineralised channels included 16m at 7.9% Cu, 14m at 6.0% Cu and 41m at 10.6% Cu (Thengkham North) and 17.7m at 4.7% Cu, 26m at 5.8% Cu, and 33.3m at 3.0% Cu (Thengkham South).

To the west of Thengkham wide-spaced, shallow drill holes intersected low to moderate grade copper, including 22m at 1.9% Cu. Further drilling is required to assess the resource potential.

As a part of the Sepon copper expansion studies Resource evaluation drilling commenced at Pha Bing prospect. Better results during the quarter included 38m at 8.1% Cu (from 32m) and 25m at 3.3% Cu (from 48m). Geometry appears similar to the Thengkham deposits with channels of high grade copper within broader low grade haloes. Drilling is continuing.

Initial scout drilling at Nam Pa prospect to test a large copper soil anomaly intersected shallow copper mineralised skarns. Results are pending.

Sepon - Gold

Mining and Production

Ore mined was lower due to wet conditions impeding pit access at times but was in line with plan. Mined grades were also lower at 1.36g/t gold.

Processing and production was to plan with 25,791oz of gold poured for the quarter.

Oxiana
LIMITED

Gold production in the third quarter will be lower but the forecast of around 100,000oz for the year remains.

Quarterly Sepon Gold Production Statistics
Table 3

	Units	June Qtr 2007	YTD
Ore Mined	t	393,289	1,021,794
Grade	g/t	1.4	2.0
Strip Ratio	w/o	0.4	1.0
Ore Milled	t	468,730	959,030
Gold Grade	g/t	2.1	2.2
Silver Grade	g/t	10.9	11.1
Gold Recovery	%	82.9	81.9
Silver Recovery	%	26.0	29.0
Production*			
Gold	oz	25,791	59,438
Silver	oz	47,681	107,906
Gold Sold	oz	31,387	58,856

* Production reported is gold poured.

Costs

Total cash costs of production remained below forecast at US$417/oz due to lower mining and processing costs.

The average gold price received in the quarter was $663/oz.

Quarterly Sepon Gold Costs
Table 4

All US$ / oz	June Qtr 2007	YTD*
Operating (1)	412	376
Refining & Transport	8	5
By Product Credit (2)	(32)	(24)
Royalties	30	30
Total Cash Costs	417	387
Depreciation & Amortisation (3)	281	252
Rehabilitation (4)	9	9
Total Production Costs	708	649

* YTD Includes minor first quarter adjustments for depreciation, royalties and rehabilitation.

1) All costs incurred by the site, including inventory changes, corporate charges and realised foreign exchange gains/(losses). Exploration and resource drilling expenditures are not included in mine site cash costs.

(2) Revenue from silver at spot price.

(3) Includes amortisation of the pre-production capital, and depreciation of mine operations capital expenditure, which includes exploration, resource drilling and sustaining capital.

(4) Provision for final site reclamation in addition to ongoing rehabilitation.

Figures may not always add due to rounding.

Primary Gold Project

Resource modelling and engineering studies continue to be advanced as part of the primary gold feasibility study which is due for completion later in 2007.

Sepon Gold Exploration

In the near mine environment, resource development drilling outlined further shallow oxide mineralisation around the Nalou pit.

Resource evaluation for the primary gold feasibility study focussed on data compilation, validation and geological modelling. Better drill results from a new mineralised position discovered between Discovery and Luang deposits include:

Discovery - Luang Drilling Results
Table 5

Hole	From	Interval	Au (g/t)
LOL071	165	17	9.7
LOL072	168.1	7.9	4.9
LOL073	172	8	5.7
LOL073	184	7.3	5.5
DSW488	136.6	6.4	6.6
DSW490	86	5	10.8
LOL080	213.5	7.9	5.8
LOL084	199	7.2	6.3
LOL087	162	8	6.7

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste".

At Dankoy and Houay Yeng prospects data compilation and resource modelling are well advanced. While both are expected to provide modest contributions to the Sepon oxide gold resource inventory, recent drilling has outlined potential for higher grade zones in each prospect as follows:

Dankoy Drilling Results
Table 6

Hole	From (m)	Interval (m)	Au (g/t)
PVT601	30	24	2.1
PVT606	23	37	2.6
PVT642	2	15	1.4
PVT643	2	5	14.9
PVT655	81	19	1.5
PVT659	0	32.3	2.5
PVT664	1	18	1.2
PVT665	0	17	3.4
PVT668	77	7	5.2
PVT671	2	18	3.4
PVT676	119	14	5.0
PVT678	30	20	1.0
PVT678	83	14	2.4
PVT679	40	9	3.1
PVT680	15	15	3.0
PVT683	28	9.5	2.3

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste".

Houay Yeng Drilling Results
Table 7

Hole	From (m)	Interval (m)	Au (g/t)
YNG076	0	13	1.3
YNG081	63	15	1.5
YNG086	45	23	15.9
YNG090	49.4	5.6	12.8
YNG090	60.1	5.9	12.9
YNG099	35	5	31.3
YNG099	48	3	10.6
YNG103	38	22	5.8
YNG108	70.3	43.8	8.7
YNG109	62	11.5	3.6

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste".

Recent drilling also highlighted potential for primary gold resources at Ban Mai, 15km to the west of the Sepon mine, with a number of significant gold intersections along the margins of porphyry bodies. Final results are pending from

several holes, however better results received to date include:

Ban Mai Drilling Results
Table 8

Hole	From	Interval	Au (g/t)
MAI051	58	14	4.7
MAI059	33	9	4.3
MAI060	44	7	4.1
MAI063	70	5	9.2

Au: "Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste".

Drill planning is underway at a number of prospects, including a new area to the west of Nalou deposit where surface exploration has returned rock chips to 6.9g/t Au over ~1.5km.

Sepon District Exploration

Up to thirteen drill rigs were active on resource delineation and prospect testing across the Sepon district during the quarter. An extensive program of aircore drilling was also in progress to rapidly assess potential for copper and gold mineralisation in areas of thin surficial cover.

Infrastructure Studies

Earthworks for the new tailings facility is well advanced. Piping and piling for the bridges continues to be a focus. The new Western Haul Road was completed this quarter as scheduled.

Government of Laos 10% Equity in Sepon Operations

As previously flagged the Government of Laos signed documents on 30 June 2007, to take up its 10% equity interest in Oxiana's Lao operating company Lane Xang Minerals Limited.

The option to acquire the 10% interest in Sepon was included in the Mineral Exploration and Production Agreement (MEPA) signed with the Government of Laos in 1993.

The 10% ownership is effective as of 1 January 2007. The cost to acquire the equity interest is based on an agreed 10% of historical equity expenditure and will be paid for from dividends declared by the operating company.

Golden Grove

Safety

There were 12 reportable injuries and 3 lost time injuries for the quarter bringing the 12-month rolling TRIFR to 18.8 and the LTIFR to 4.2

Mining and Production

Good underground development rates together with increased production drilling capability resulted in good availability of both copper and zinc stopes and high mining rates throughout the quarter.

Milling was in line with plan with zinc recoveries up slightly.

Re-entry into the Scuddles underground mine, which is located 3 km from the Gossan Hill mine and immediately adjacent to the plant, was completed with first ore mined late in the quarter.

Feasibility studies on recovering the near surface oxide gold and copper Resources continues with a focus on permitting and investigating processing alternatives.

Quarterly Golden Grove Production Statistics
Table 9

	Units	June Qtr 2007	YTD
Mined Zn Ore	t	199,314	426,632
Mined Cu Ore	t	165,119	331,119
Grade Zn	%	16.1	16.7
Grade Cu	%	3.6	4.1
Milled Zn Ore	t	239,218	393,829
Grade Zn	%	16.6	17.0
Recovery Zn	%	92.5	91.3
Milled Cu Ore	t	135,457	319,955
Grade Cu	%	4.0	4.3
Recovery Cu	%	87.4	88.3
Zn Concentrate	t	71,440	119,389
Zn Grade	%	51.3	51.3
Cu Concentrate	t	22,643	52,576
Cu Grade	%	21.0	22.9
HPM Concentrate	t	6,578	12,152
Cu Grade	%	7.1	7.6
Pb Grade	%	35.0	33.7
Au Grade	g/t	68.6	65.9
Ag Grade	g/t	2,611.92	2,253.32
Contained Metal in Concentrates*			
Zn	t	36,675	61,189
Cu	t	4,731	12,028
Au	oz	15,619	28,370
Ag	oz	858,753	1,369,920
Pb	t	2,299	4,095

* Where there are payable terms

Costs

Total cash costs of US23c/lb remain highly competitive. By-product credits were slightly lower with the quarter dominated by zinc production.

Total cash costs for 2007 are now expected to be US25-35c/lb.

Golden Grove Quarterly Costs
Table 10

All USc / lb*	June Qtr 2007	YTD
Operating	49	55
Realization	29	28
By Product Credits	(63)	(76)
Royalties	8	9
Total Cash Costs	23	16
Depreciation & Amortisation	11	12
Rehabilitation	1	1
Total Production Costs	35	29

* Costs are per lb of zinc produced. Gold, silver, copper and lead are taken as credits.

Golden Grove Exploration

Exploration beneath both the Xantho and Scuddles deposits has continued during the quarter to produce high grade zinc and copper intersections.

Results from three drill holes at Xantho indicate the potential lateral and vertical continuity in the Xantho mineralization zone. Future targets below Xantho will focus on proving the depth continuity of the system.

Xantho Drilling Results
Table 11

Hole	From (m)	Interval (m)	Zn (%)	Cu (%)
RHDD085D2	1,736	5.8	25	
	1,743	65.3		7.4
RHDD085D3	1,606	9.6	15.2	
	1,621	52.5		3.2
RHDD083D7	1,778	29.4	19.5	1.6
including	1,796	12.5	17.8	3.0
	1,809	32.5		8.4

*True mineralised widths are approximately 0.7 times down hole interval. Sampling and assaying protocols for Golden Grove are included in the Golden Grove Resource Statement for 30 June 2006. Refer Oxiana website

At Scuddles, results from testing the northward extent of mineralisation are tabled below:

Scuddles Drilling Results
Table 12

Hole	From (m)	Interval (m)	Zn (%)	Cu (%)
SC101D1	1,718	9.0		3.3
SC101D3	1,760	16.6		3.2
SC101D4	1,811	11.1	11.7	

*True mineralised widths are approximately 0.7 times down hole interval. Sampling and assaying protocols for Golden Grove are included in the Golden Grove Resource Statement for 30 June 2006. Refer Oxiana website

Diamond drilling is currently testing the southward extent of this mineralisation.

These intersections continue to support the potential for major additions to mine life and work has intensified on long term optimisation alternatives.

Marketing

The LME copper price averaged US$3.47/lb for the quarter, an increase of 29% on the previous quarter due to supply being restrained by production disruptions in South America. LME reported copper stocks fell by more than one third to 114,700 tonnes with the current concentrate shortage appearing to have impacted cathode production.

Zinc prices firmed by US$0.09/lb as LME stocks fell by 32% to a 16 year low, ending the quarter at only 73,000t. Zinc concentrate supply improved, with additional units absorbed by Chinese smelters seeking to feed additional capacity which appears to be under supplied by domestic zinc mines.

LME lead prices continued to strengthen, trading above US$1.20/lb, an increase of more than 35% during the second quarter and 50% increase for the year. Lead concentrate supply is limited and analysts forecast a supply deficit of refined lead for the 5th consecutive year in 2007, in the order of 50,000t.

The majority of Oxiana's products are sold under long-term contracts to consumers within Asia.

Prominent Hill

The development of the Prominent Hill project continued to schedule and budget during the quarter for mining of first ore in early 2008 and production of first commercial concentrates in the third quarter of 2008.

Mine Development

Good progress was made on pre-strip mining of the Prominent Hill pit with the pit depth ahead of schedule at 63 metres by the end of the quarter.

Process Plant and Infrastructure Development

Work on the bulk earthworks for the process plant continued and the first of the concrete foundations were poured.

The Prominent Hill concentrates will be exported through the Port of Darwin to customers in Asia via the Adelaide to Darwin railway after an agreement was signed with operators of the Adelaide to Darwin Railway - FreightLink, Giacci Bros - transport and logistics and the Port of Darwin.

The concentrate will be transported by Giacci to a rail siding at Wirrada where it will be loaded on to FreightLink trains and sent to Darwin for export to major copper smelters in Asia including China, India, Korea and the Philippines.

Prominent Hill and Regional Exploration

Drilling programs evaluating the broader Prominent Hill Iron Oxide Copper Gold system continued to produce significant results throughout the quarter.

Deep extensions of thick, mineralised hematite breccias characteristic of the Prominent Hill Shear Zone mineralisation have now been outlined over a vertical extent greater than 1km.

The economic significance of copper-gold mineralised intersections in a previously unrecognised ore zone is being assessed along with broad zones of gold-rich quartz-hematite mineralisation in the same rock unit.

Significant results received during the quarter include:

Prominent Hill Drilling Results
Table 13

Hole	From (m)	Interval (m)	Cu (%)	Au (g/t)
PH07D297	794	32	-	1.0
PH07D297	916	24	-	1.5
PH07D297	958	50	0.9	0.5
PH07D297	1018	86	1.7	0.4
including	1073	31	3.6	0.6
PH07D300	658	23	2.5	0.7
PH07D300	767	29	0.5	2.3
PH07D301	630	38.4	1.2	0.6
PH07D301	757	18	-	1.4
PH07D307	442	20	-	1.9
PH07D307	524	9	-	6.5
PH07D307	585	19	1.5	0.2
PH07D307	638	23	1.9	0.3
Including	641	10	3.6	0.4
PH07D309	749	60	0.9	0.4
PH07D309	892	47	-	3.2
PH07D308	905	24	-	3.1
PH07D308	1059	63	1.2	0.5
PH07D308	1173	19	1.5	0.4

*True mineralised widths are approximately 0.6 times down hole interval. Sampling and assaying protocols for Prominent Hill are included in the Prominent Hill Resource Statement for 30 June 2006. Refer Oxiana website.

Studies into longer-term underground mining options have commenced.

Work on the highly prospective group of targets in the region has commenced.

Martabe Gold Project

Feasibility Study

A technical review of the feasibility study work conducted to date was ongoing throughout the quarter.

The resource estimates were found to be robust. Further infill drilling will now take place to upgrade more material into the 'Measured' resource category.

Work on assessing gold processing studies was completed, with a conventional carbon-in-leach processing circuit selected as the preferred treatment option.

Engineering design and quantity estimates for concrete and structural steel work for the plant were well advanced with final reviews of each underway.

Oxiana LIMITED

Completion of the Martabe feasibility study is anticipated later in the year.

Regional Exploration

Australia

Minotaur – Oxiana Generative Alliance

Field appraisal in the Mt Isa area identified a number of areas of interest, including high grade gold associated with outcropping ironstone and banded iron formation. A large, buried geophysical (EM) anomaly has also been outlined in an area where limited drilling returned broad intervals of anomalous copper. Data over these and other areas continues to be assessed.

Queensland

Woolgar (Strategic Minerals Corp JV - Oxiana earning up to 70%)

A program to test the depth potential of various veins comprising the Sandy Creek epithermal vein system with a series of diamond holes has commenced at Woolgar. Four holes have been completed. Zones of alteration with some quartz veining or fault zones were observed in most holes at anticipated depths. Drilling is continuing.

Warroo (Queensland Gold and Minerals JV - Oxiana earning up to 80%)

A five hole RC drilling program was completed at Warroo, with most holes intersecting alteration and minor quartz veining. Final assay results for the program are pending.

Laos

Exploration under the AngloGold Ashanti JV focused on reconnaissance sampling and evaluation of priority areas in the Truongson and Luang Prabang Belts. Follow up of stream sediment anomalies identified occurrences of quartz veining and quartz-hematite stockwork developed within sediments and volcaniclastic sandstones.

Follow up work is in progress.

Thailand

Thai Goldfields Joint Venture (Oxiana earning 75%)

Drilling programs continued testing epithermal vein systems in the Chatree district.

A number of intervals confirmed the presence of high grade shoots at LD prospect. A full geological review is planned following receipt of remaining results.

Drilling on three areas at Wang Yai prospect returned a number of outstanding results including 18m at 8.71 g/t Au, including 14m at 11g/t Au in a newly identified high grade zone. Results are awaited for drilling which tested for strike extensions. Results from scout drilling in two new areas include 3m at 6.51g/t Au, 84g/t Ag and 6m at 2.77g/t Au, highlighting the potential for further significant epithermal vein systems in the district.

Prospecting and surface geochemical sampling as a part of the Thai Goldfields JV generative program followed up a number of priority areas in northern Thailand, including areas of interest covering possible Volcanic Hosted Massive Sulphide base metal mineralisation. Exploration is ongoing.

China

Rexing JV (Oxiana earning up to 80%)

Drilling for VHMS style base metal mineralisation continued at the Laoxuzhai project (Rexing JV) in Yunnan province. Several holes testing a combination of stratigraphic and geophysical targets intersected variably altered and weakly mineralised volcanics. Extensive fault and breccia zones are a common feature and explain some of the geophysical anomalies. Assay results are awaited. Drilling is continuing to test the remaining targets.

China Project Generation

Extensive project generation covering a variety of base and precious metals opportunities continued across selected parts of China.

Data is currently being assessed from a number of areas prospective for VHMS style base metals mineralisation in Sichuan and field and desktop studies under the recently signed MOU with Henghao Group identified a number of priority nickel projects to be advanced during the coming Quarter.

Cambodia

Shin Ha JV (Oxiana 80%)

A structural study confirmed potential for strike extensions to previously identified high grade gold mineralisation in the Okvau area and drilling to determine potential for a significant gold deposit is planned in the fourth quarter.

Drilling commenced testing for depth extensions to high grade gold veins at Phnom Chi, 100km to the west of Okvau. Workings and veins have been located over 850m and drilling is planned to test continuity of these during the current program.

Field assessment of other areas and projects of interest is ongoing.

Indonesia

Kalimantan Gold Agreement (Oxiana earning 66.67%)

Under the Kalimantan Gold agreement, drilling commenced testing a series of porphyry Cu-Au targets at Beruang prospect. All holes to date have intersected variably altered and mineralised volcanic units with results from the first hole reporting 44m at 0.6% Cu (from 16.6 metres) and 41.7m at 0.5% Cu (from 147 metres). Copper mineralisation is associated with stockwork quartz-chalcopyrite-pyrite and massive chalcopyrite veins.

Drilling utilising two rigs will continue testing a suite of high potential copper-gold targets over the remainder of the Kalimantan Gold Contract of Work area in 2007.

New Project Generation

New project generation activities continued across the Asia-Pacific and Australian regions. Several project reviews and joint venture offers were assessed in both regions and some of these opportunities are being further progressed with detailed technical review and field evaluation.

Corporate

New Bank Facility

During the quarter Oxiana signed a US$525 million syndicated bank facility designed to be available for Oxiana's development projects and general working capital and corporate purposes.

ANZ Investment Bank was the lead arranger for the facility, with other participating banks being BNP Paribas, BOS International (Australia) Ltd, China Construction Bank Corporation, Commonwealth Bank of Australia, HVB Australia Pty Ltd, National Australia Bank Limited and The Royal Bank of Scotland plc.

The syndication process was over-subscribed and strongly supported.

Oxiana has a strong cash position and balance sheet, and robust cash flows are expected over the remainder of this year, increasing in 2008 following the Prominent Hill copper-gold operation coming into production in the second half. The establishment of this facility, combined with Oxiana's strong cash position, ensures Oxiana's pipeline of growth projects is fully

financed and funds are available for additional corporate activity as required.

Acquisition of Agincourt Resources Limited and sale of Wiluna

The takeover-bid for Agincourt Resources Limited announced in January closed on 13 April and Oxiana moved to compulsory acquisition on 25 May 2007.

As announced on 20 June 2007 Oxiana sold the Wiluna asset to Apex Minerals NL following a strategic review of the operation.

Wiluna produced 25,670oz of gold in the second quarter.

Oxiana has retained all other assets acquired with Agincourt including a package of exploration tenements surrounding the Wiluna operation and will continue to explore these for gold, nickel, uranium and other metals.

Nova Energy Limited

Oxiana owns 57% of uranium exploration and development company Nova Energy Limited.

Nova owns the advanced Lake/Way Centipede uranium project in Western Australia. During the quarter Nova continued to advance pre-feasibility work including resource evaluation, bulk sampling and metallurgical testwork for the project.

Exploration at uranium projects in Western Australia and South Australia - including on the Coober Pedy project north-west of Prominent Hill - continued throughout the quarter. Anomalous uranium results were returned on the Coober Pedy project.

Work also continued on Nova's Gawib West project in Namibia, located close to Paladin Resources' Langer Heinrich deposit. Nova is also actively pursuing other greenfields uranium exploration projects in Africa.

American Depository Receipts (ADR's)

As announced to the ASX on 22 June 2007, Oxiana is now listed on the International OTCQX, the premium market tier operated by Pink Sheets LLC in the United States.

The new listing, effective 14 June 2007, will assist Oxiana's exposure to US investors and further grow the ADR program.

Annual General Meeting

The Company's Annual General Meeting was held on 2 May 2007 with all six resolutions passed by the requisite majorities.

Dividend

On 30 April 2007, the Company paid a dividend of 5 cents per share on its 2006 full year financial result.

Those shareholders participating in the Dividend Reinvestment Plan received shares at $2.98 per share.

Half Year Financial Results

The Company's half year financial results for the six months ended 30 June 2007 will be released on 23 August 2007.

Performance Rights Plan

Oxiana has approved a grant of 213,015 Rights to employees under its Performance Rights Plan.

If all performance conditions are met, this will result in all Rights being allocated to employees in six months time.

Share Registry

Link Market Services
Level 9, 333 Collins Street
MELBOURNE VIC 3000

Telephone:
Australia: 1300 55 44 74
International: +61 2 8280 7111
Facsimile: (02) 9287 0303
Email: registrars@linkmarketservices.com.au

Corporate Information

Board Members

Barry Cusack	Chairman
Owen Hegarty	Managing Director and CEO
Ronald Beevor	Non Executive Director
Peter Cassidy	Non Executive Director
Michael Eager	Non Executive Director
Brian Jamieson	Non Executive Director

Senior Management

Owen Hegarty	Managing Director and CEO
Peter Albert	EGM Asia
David Forsyth	Company Secretary
Russell Griffin	GM Marketing
Peter Lester	EGM Corporate Development
Antony Manini	EGM Exploration & Resources
Stephen Mullen	GM Human Resources
John Nitschke	EGM Australia
Jeff Sells	Chief Financial Officer

Issued Share Capital

At July 17, 2007

Ordinary shares 1,538,219,360

Unlisted options 28,200,000

US$105,000,000 of convertible bonds still outstanding, which represents 108,247,423 shares to be issued.

Share Price Activity for the June Quarter

High $3.66
Low $2.82
Last $3.97 (17 July 2007)
Average daily volume 17.386 million shares

Registered & Principal Office

Oxiana Limited
ABN 40 005 482 824

Level 9, 31 Queen Street

Melbourne, Victoria, Australia 3000

Tel:	+61 (0)3 8623 2200
Fax:	+61 (0)3 8623 2222
Email:	admin@oxiana.com.au
Website:	www.oxiana.com.au

Investor enquires contact: Richard Hedstrom
Media enquiries contact: Natalie Worley

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2004). He has consented to the inclusion of the material in the form and context in which it appears.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	155,666 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.44 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Performance Rights Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 July 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,538,375,026	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Board may declare a dividend to be paid out of the profits of the company in accordance with the terms of the company's constitution.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 23/07/2007

Print name: David J. Forsyth

== == == == ==

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

A OPTIONS

NUMBER	CLASS
1,800,000	Options expiring 23 December 2007
500,000	Options expiring 28 August 2008
1,000,000	Options expiring 27 February 2009
2,000,000	Options expiring 7 April 2009
1,000,000	Options expiring 17 December 2009
1,000,000	Options expiring 28 January 2010
4,600,000	Options expiring 1 March 2010
2,000,000	Options expiring 20 April 2010
1,000,000	Options expiring 13 October 2010
1,000,000	Options expiring 27 January 2011
2,000,000	Options expiring 21 April 2011
1,000,000	Options expiring 24 April 2011
1,000,000	Options expiring 19 June 2011
1,000,000	Options expiring 21 August 2011
1,000,000	Options expiring 3 October 2011
1,800,000	Options expiring 1 March 2012
1,250,000	Options expiring 1 May 2012
2,000,000	Options expiring 2 May 2012
250,000	Options expiring 14 May 2012
1,000,000	Options expiring 18 June 2012

Total **28,200,000**

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$0.9700 per share. This represents 108,247,423 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.

1. HIGHLIGHTS
2. MARKETS
3. SEPON GOLD AND COPPER
4. GOLDEN GROVE
5. PROMINENT HILL
6. MARTABE
7. WILUNA

SECOND QUARTER REPORT 2007

Oxiana LIMITED

Group production and costs on track

Prominent Hill project remains on schedule

Exploration success continues at all sites

Wiluna operation sold

US$525m syndicated bank facility



Gold

- Holding
- Fundamentals remain


700
680
660
640
620
600
US$/oz
Mar-07
Apr-07
May-07
Jun-07
Jul-07

LME Gold Spot Price

Copper

- Supply disruptions
- Stocks down by 1 third


9000
8500
8000
7500
7000
6500
6000
5500
5000
USc/lb
Mar-07
Apr-07
May-07
Jun-07
Jul-07

LME Copper Spot Price

Zinc

- Zinc stocks at 16 year low
- Positive demand outlook


4300
4100
3900
3700
3500
3300
3100
2900
2700
2500
USc/lb
Mar-07
Apr-07
May-07
Jun-07
Jul-07

LME Zinc Spot Price

Oxiana

- Favoured metals
- Growth stock


4.25
4
3.75
3.5
3.25
3
2.75
2.5
2.25
2
A$
Mar-07
Apr-07
May-07
Jun-07
Jul-07

Oxiana Share Price

Sepon Gold

- **25,791oz for quarter.**
- **Total cash cost US$417/oz.**
- **Forecast 100,000oz.**
- **2007 forecast US$450-US$500/oz.**
- **Resource estimation at Dankoy and Houay Yeng**
- **Results including:**
  - Houay Yeng results: 43.8m @ 8.7g/t, 23m @ 15.9g/t, 22m @ 5.8g/t, 5m @ 31.3g/t
  - Dankoy results: 5m @14.9g/t, 37m @ 2.6g/t, 14m @ 5.0g/t, 32.3m @ 2.5g/t
  - Ban Mai results: 14m @ 4.7g/t, 9m @ 4.3g/t, 7m @ 4.1, 5m @ 9.2g/t



60,000
50,000
40,000
30,000
20,000
10,000
-
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1
2007 Q2



Din Daeng
5 Km
Houay Payee
Houay Bang
Nam Pa
Phu Xo
Discovery Colluvial
Discovery Main
Lyang
Discovery West
Discovery East
Khanong
Gold and Copper Plants
Namkok East
Namkok West
Vang Ngang
Nalou
Songkham
Thengkham South
Houay Yeng
Thengkham SW
Thengkham North
Dankoy
Houay Hai
Pha Bing
Pha Vat North
Pha Vat
Pha Vat West
Ban Mai
Gold Resource
Copper Resource
Gold Prospect
Copper Prospect

Sepon Copper

- 16,271t for quarter.
- Direct cash cost US65c/lb.
- 60,000-63,000t for 2007.
- 2007 Direct cash costs US65-70c/lb.

- Resource evaluation at Thengkham complete
- 2nd Autoclave project focus
- Results due end Q3
- Pha Bing Results 38m at 8.1% Cu and 25m at 3.3% Cu


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1
2007 Q2


Din Daeng
5 Km
Ban Mai
Pha Bing
Dankoy
Thengkham North
Houay Hai
Pha Vat North
Pha Vat
Pha Vat West
Thengkham SW
Thengkham South
Houay Yeng
Songkham
Nalou
Discovery West
Discovery Colluvial
Luang
Discovery Main
Discovery East
Khanong
Gold and Copper Plants
Namkok West
Namkuk East
Vang Ngang
Houay Bang
Nam Pa
Houay Payee
Phu Xo
Gold Resource
Copper Resource
Gold Prospect
Copper Prospect

Oxiana LIMITED

Sepon copper grinding media consumption down significantly


Sepon Copper Grinding Improvements
2.5
2.0
1.5
1.0
0.5
-
Grinding Media Consumption (kg/t)
250
200
150
100
50
-
Milling Throughputs (t/hr)
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Throughput
Media Consumption

Mining and production

- Good underground material movement.
- Predominantly zinc quarter.
- 36,675t zinc.
- 4,731t copper.
- 15,619oz gold.
- 858,753oz silver.
- Production for 2007 as forecast.

Costs

- Site operating costs US49c/lb.
- Total cash cost US23c/lb.

Exploration

- Significant success

Expansion studies

- Intensifying



50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Tonnes
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1
2007 Q2
Zinc
Copper



Gossan Hill
Scuddles
10000 mRL
9000 mRL
8000 mRL
Amity
Hougoumont
Cambewarra
Catalpa
Ethel
Xantho
Racehorse Fault Zone
9.6m @ 15.2% Zn,
52.2m @ 3.2% Cu
44.5m @ 4.8% Cu, 6.5m @ 5.3% Zn
51.1m @ 1.82% Zn, 6.48% Cu
65.3m @ 7.4% Cu,
5.8m @ 25% Zn
24m @ 24.9% Zn
29.4m @ 19.5% Zn, 1.6% Cu,
32.5m @ 8.4% Cu
4.0m@19.5%Zn
8.2m @ 18.7% Zn
45.7m @ 2.4% Cu
6.5m @ 26.6% Zn
9m @ 3.3% Cu
16.6m @ 3.2% Cu
11.1m @ 11.7% Zn
6.0m @ 12.2% Zn
3.4m @ 18.7% Zn
Dacite Intrusion
Zinc in GG6
Oxide Copper
Copper in GG4
New drill holes reported in this announcement
Oxide Gold
Zinc in Hanging Wall
Copper in GG6
Massive Pyrite
Previous drilling
18000 mN
19000 mN
20000 mN
21000 mN
22000 mN
23000 mN
500m

Remains on time and budget

Pre-strip to 63 metres
~100,000m3 mined/day

First concrete poured

Concentrates freight contract let

Mineralisation identified to 1km
86m at 1.7% Cu and 0.4 g/t Au
31m at 3.6% Cu and 0.6g/t Au
23m at 2.5% Cu and 0.7g/t Au
63m at 1.2% Cu and 0.5g/t Au






West
East
10 year pit outline
1200mRL
800mRL
400mRL
0mRL
Cover
20m @ 0.8% Cu
204m @ 0.2% Cu, 0.1 g/t Au
('Western Rise' haematite breccia)
Untested
Copper
Potential
16m @ 2.4 g/t Au
19m @ 1.9 g/t Au
16m @ 1.4% Cu
47m @ 5.4% Cu, 0.3 g/t Au
9m @ 9.6 g/t Au
Chalcocite-bornite
Chalcopyrite
'Eastern Gold Zone'
60m @ 1.2 g/t Au
47m @ 1.2 g/t Au
37m @ 3.2% Cu, 1.0 g/t Au
Base of current resource
93m @ 1.6% Cu, 0.4 g/t Au
80m @ 0.8% Cu, 0.32 g/t Au
28m @ 2.1% Cu, 0.6 g/t Au
46m @ 3.07 g/t Au
17m @ 1.8% Cu, 0.6 g/t Au
53m @ 1.9 g/t Au
53m @ 1.3% Cu, 1.1 g/t Au
26.2m @ 1.4% Cu, 0.7 g/t Au
62m @ 1.4% Cu, 0.8 g/t Au
135m @ 1.5% Cu, 1.0 g/t Au
Underground
Mining
Potential
LEGEND
Drilling results:
135m @ 1.5% Cu
Recent results:
79m @ 1.0% Cu, 0.49 g/t Au
0 100 200 300 400
metres
4000mE
4400mE
4800mE
5200mE
5600mE
6000mE
6400mE

4,175km2 of highly prospective tenements

Detailed gravity surveys undertaken

Multiple Prominent Hill style targets

13 targets for drill testing

Testing now underway at Western Rise




Prospect to be drilled
Mount Woods Inlier
1VD Gravity
EL 3079
Yellow Dog
Venus
Mt Woods
EL 3056
Scorch
Wildfire
Armstrong
Blaze
Taurus
EL 3229
Danae Hill
Quaoar
Torch
Pluto
Neptune
EL 3112
North
Manxman
Joes Dam
PROMINENT HILL
EL 2901
N
20km
0
20
kilometres

Oxiana LIMITED

- Well established with Government
- Community consultation positive
- Technical review continues
  - Engineering design
  - Quantity estimates
  - Resource models robust
  - Further infill drilling
- Feasibility Study due end 2007


MEDAN
TEBING
TINGGI
KABANJAHE
PEMATANGSIANTAR
INDONESIA
Lake Toba
PARAPAT
TARUTUNG
SIBOLGA
MARTABE
PADANGSIDEMPUAN
KOTANOPAN
NATAL
50KM
Contract of Work


119°54'E
120°E
120°06'E
120°12'E
120°18'E
120°24'E
10KM
80Mt @ 0.8% Nickel
26°30'S
26°36'S
26°42'S
26°48'S
APEX
Oxiana EL &
Lake Way deposit (Nova)
Centipede U deposit (Nova)
Honeymoon Well Ni deposit (Lion Ore)
Ni Sulphide target
Ni Laterite
Gold Prospect
Oxiana tenements
Tenement subject to Independence Nickel JV
Nova Energy Tenement
WESTERN AUSTRALIA
Wiluna
Geraldton
Golden Grove
Kalgoorlie
PERTH

Oxiana owns 57% of Nova Energy Ltd
Lake Way – Centipede Resource

10-15 year life-of-mine

0.5-0.62kg/t U_3O_8 mining grade

750-1,000t/a U_3O_8

Production and costs to plan

Strong development pipeline

- Prominent Hill development
- Sepon gold and copper expansions
- Golden Grove incremental expansions
- Martabe gold feasibility study
- Nova Energy

Plus business development opportunities

Near mine exploration adding value

Strong financial position, access to capital

Commodities of choice



END